                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE OF ACT OF 1934

                      FOR THE MONTH ENDED NOVEMBER 30, 2002

                          Commission File No. 0-29248

                              SMARTIRE SYSTEMS INC.
                         SUITE #150, 13151 VANIER PLACE
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA V6V 2J1

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [ ] Form 40-F [ ]

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                   Richmond, British Columbia, Canada V6V 2J1


       NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On Thursday, December 12, 2002, SmarTire Systems Inc. (the "Company") will hold its 2002 Annual and Extraordinary General Meeting of Shareholders (the "Meeting") at the offices of Clark, Wilson, 7th Floor Boardroom, 885 West Georgia Street, Vancouver, British Columbia, Canada. The Meeting will begin at 9:00 a.m., Vancouver time.

At the Meeting, the Shareholders will be asked:

1.   To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended July 31, 2002;

3. To appoint the auditor for the Company to hold office until the next annual general meeting of the Company;

4. To authorize the directors to fix the remuneration to be paid to the auditors;

5. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at five (5);

6. To elect directors to hold office until the next annual general meeting of the Company;

7. To consider and, if thought fit, approve an ordinary resolution to adopt a formal stock incentive plan (the "2002 Stock Incentive Plan") providing for the granting to eligible employees, directors, officers and consultants of the Company or any Related Entity (as defined in the 2002 Stock Incentive
     Plan), such incentive awards as the Board of Directors or a committee of the Board of Directors appointed to administer the 2002 Stock Incentive Plan may from time to time approve, provided that:

     a.   The awards may consist of:

          i. Common Shares or cash, or a combination of Common Shares, cash or other securities, earned in whole or in part upon the attainment of performance criteria that may from time to time be established by the Board of Directors of by a committee of the Board of Directors, or
          ii. Stock options, stock appreciation rights, restricted stock and/or certain other rights and benefits; and

          iii. The maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2002 Stock Incentive Plan will be 900,000.

8. To consider and, if thought fit, approve and ordinary resolution to adopt a formal stock incentive plan (the "2002 US Stock Incentive Plan") providing for the granting to eligible employees, director, officers and consultants of the Company or any Related Entity (as defined in the 2002 US Stock Incentive Plan) who are resident in the United States and/or subject to taxation in the United States, such incentive awards as the Board of Directors or a committee of the Board of Directors appointed to administer the 2002 US Stock Incentive Plan may from time to time approve, provided that:

     a.   The awards may consist of:

          i. Common Shares or cash, or a combination of Common Shares, cash or other securities, earned in whole or in part upon the attainment of performance criteria that may from time to time be established by the Board of Directors or by a committee of the Board of Directors, or

          ii. Stock options, stock appreciation rights, restricted stock and/or certain other rights and benefit; and

     b. The maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2002 US Stock Incentive Plan will be 100,000.

9.   To consider, and if thought fit, to approve a special resolution that:

     (a) pursuant to Section 37 of the Company Act (British Columbia), the directors be authorized to apply for a Certificate of Continuance under Section 190 of the Business Corporations Act (Yukon Territory);

     (b) the Memorandum of the Company be amended by substituting for all the provisions thereof the provisions set out in the Articles of Continuance;

     (c) any one of the directors or officers be authorized to execute all documents necessary to complete the application for a Certificate of Continuance under Section 190 of the Business Corporations Act (Yukon Territory);

     (d) upon enactment by the directors, By-law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Company, be sanctioned and confirmed.

Your Board of Directors recommends that you vote in favor of the proposals outlined in this Proxy Statement and Information Circular.

At the Meeting, the Company will also report on its fiscal 2002 business results and other matters of interest to Shareholders.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed November 12, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof), at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144.

You may also vote your shares not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening of thereof) through Pacific Corporate Trust Company's Internet or Telephone Voting Services. Internet voting can be completed online at http://www.stocktronics.com/webvote. Telephone voting can be completed by calling 1-888-Tel-Vote (1-888-835-8683). If you choose to vote your shares through the Internet or Telephone Voting Services, you will be required to provide your confidential personal identification number (PIN) specified on the enclosed Proxy Form.

The Chairman of the Meeting has the discretion to accept proxies filed, or votes effected through the Internet or Telephone Voting Services, less than 48 hours prior to the commencement of the Meeting (or, if adjourned or postponed, any reconvening thereof).

DATED at Richmond, British Columbia, this 12th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ Robert V. Rudman
----------------------------------
ROBERT V. RUDMAN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                  PLEASE VOTE.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

                              SMARTIRE SYSTEMS INC.
                            #150, 13151 VANIER PLACE,
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 2J1


                    PROXY STATEMENT AND INFORMATION CIRCULAR

  IN CONNECTION WITH THE ANNUAL AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON
                                DECEMBER 12, 2002

             (As at October 31, 2002 except as otherwise indicated)



MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the members (the "Shareholders") by the Board of Directors of SmarTire Systems Inc. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual and Extraordinary General Meeting (the "Meeting") of the Shareholders to be held at 9:00 a.m. (Vancouver time) on Thursday, December 12, 2002, at the offices of Clark, Wilson, 7th Floor Board Room, 885 West Georgia Street, Vancouver, British Columbia, Canada, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Extraordinary General Meeting of Shareholders (the "Notice of Meeting").

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principal authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

References in this Proxy Statement and Information Circular to "member" or "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of the Company (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about November 18, 2002 to all registered Shareholders as of the close of business on November 12, 2002 (the "Record Date").

The principal executive offices of the Company are located at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1.

All references in this Proxy Statement and Information Circular to dollars or $ are to United States dollars, unless otherwise specified.

VOTING AND REVOCABILITY OF PROXIES

The authorized capital of the Company consists of: 200,000,000 Common Shares without par value, and 20,000 Preferred Shares with a par value of CDN$1,000 per share. As of October 31, 2002, there were 18,711,369 issued and outstanding Common Shares and no issued or outstanding Preferred Shares. The record date for determining the names of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on November 12, 2002.

Registered Holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the proposals to be acted upon at the Meeting and any other matter to come before the Meeting.

Shareholders personally present, being not less than two and who hold or represent by proxy in the aggregate not less than one-tenth of the issued capital of the Company entitled to vote, constitute a quorum. Abstentions are considered present for purposes of determining whether the quorum requirement is met. All proposals, other than a special resolution, require the affirmative vote by a simple majority of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof), at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144. However, the Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof).

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by any duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the registered office of the Company at Suite 800 - 885 West Georgia Street, Vancouver, British

Columbia, V6C 3H1 (Attention: Bernard Pinsky) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE COMPANY, AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING AN ADP PROXY OR AN IICC PROXY CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP OR IICC, AS THE CASE MAY BE, WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

                                   PROPOSAL 1
                             APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year. Shares represented by proxies which are marked "Withhold" with respect to the appointment of the auditor will be counted for determination of a quorum, but will not be counted as either an affirmative vote for or a negative vote against such appointment.

KPMG LLP were first appointed auditor of the Company on April 29, 1994. Representatives of KPMG LLP are expected to be present at the Meeting but not expected to make a statement. However, they are expected to be available to respond to appropriate questions.

The Audit Committee has considered whether the provision of non-audit professional services by the auditor are compatible with maintaining the principal accountant's independence.

AUDIT FEES

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements included on Form 10-KSB for the fiscal year ended July 31, 2002, and for the review of our financial statements included on Form 10-QSB for the quarters ended October 31, 2001, January 31, 2002 and April 30, 2002, were CDN$129,058.

OTHER FEES

For the fiscal year ended July 31, 2002, the aggregate fees billed by KPMG LLP for all other non-audit professional services totaled CDN$14,385. Such non-audit professional services did not include any services in respect of financial information system design or implementation.

                                   PROPOSAL 2
        AUTHORIZATION FOR BOARD OF DIRECTORS TO FIX AUDITOR REMUNERATION

Under the Company Act (British Columbia), the remuneration of the auditor of the Company must be set by ordinary resolution of the Shareholders or, if the Shareholders so resolve, by the Board of Directors. In order to provide the Company with the necessary flexibility to effectively manage the engagement of the auditor, it is important that the Board of Directors have the authority to negotiate and fix the remuneration to be paid to the auditor in connection with the services to be provided to the Company. Accordingly, the following ordinary resolution will be presented for approval at the Meeting:

"BE IT RESOLVED THAT:

         (a) the Board of Directors be and is hereby authorized to fix the remuneration to be paid to the auditor, as appointed by ordinary resolution of the Shareholders, in connection with the services to be provided to the Company by such auditor; and

         (b) the Board of Directors be and is hereby authorized to delegate to any one senior officer of the Company the authority to negotiate and enter into an agreement with the Company's auditor with respect to the services to be provided by it to the Company, and the remuneration to be paid to the auditor for such services, on such terms and conditions as the senior officer deems fair and reasonable."

                                   PROPOSAL 3
                      DETERMINATION OF NUMBER OF DIRECTORS

Under the Company's Articles, the Company may have not less than three (3) and not more than twenty (20) directors. Unless the number of directors is fixed by ordinary resolution of the Shareholders, the number of directors may be determined within this range by resolution of the Board of Directors.

By Shareholders' resolution adopted at the last annual and extraordinary general meeting of the Company, the number of directors was set at six (6). There are currently four (4) members of the Board of Directors. Management proposes that the number of directors be set at five (5). Accordingly, the following ordinary resolution will be presented for approval by the Shareholders at the Meeting:

"BE IT RESOLVED THAT the number of directors be and is hereby set at five (5)."

                                   PROPOSAL 4
                              ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for all of the four current directors, plus Al Kozak, each of whom management proposes to nominate. Shares represented by proxies which are marked "Withhold" with respect to the election of any nominee will be counted for determination of a quorum, but will not be counted as either an affirmative vote for such nominee or a negative vote against the nominee.

Advance notice of the Meeting inviting nominations for directors of the Company was published in The Province newspaper in Vancouver, British Columbia, on October 16, 2002 in accordance with Section 111 of the Company Act (British Columbia), and delivered to the British Columbia Securities Commission on October 16, 2002 in accordance with National Policy No. 41 of the Canadian Securities Administrators. The following information regarding the Company's directors is relevant to your consideration of the nominees proposed by management:

 NAME, COUNTRY OF ORDINARY        PRINCIPAL OCCUPATION OR EMPLOYMENT          AGE AS AT          DATE ON WHICH THE
  RESIDENCE AND POSITION           AND, IF NOT AN ELECTED DIRECTOR,           OCTOBER 31,         NOMINEE BECAME A
   HELD WITH THE COMPANY        OCCUPATION DURING THE PAST FIVE YEARS            2002          DIRECTOR OF THE COMPANY
--------------------------   --------------------------------------------    ------------    ---------------------------
LAWRENCE BECERRA (1)         Principal and founder of West Sussex                 50              March 30/98
United Kingdom               Trading, Inc.
DIRECTOR

AL KOZAK                     Chief Operating Officer                              53                  N/A
Canada
CHIEF EXECUTIVE OFFICER

ROBERT RUDMAN (1) (2)        President, Chairman and Chief Executive              55              Sept. 22/93
Canada                       Officer, SmarTire Systems Inc.
PRESIDENT, CHAIRMAN, CHIEF
EXECUTIVE OFFICER and
DIRECTOR

WILLIAM CRONIN (1)(2)        Owner of Madison Financial Services                  55               June 7/01
United States
DIRECTOR

JOHN BOLEGOH (2)             Technical Support Manager, SmarTire Systems          57               Dec. 2/93
Canada                       Inc.
TECHNICAL SUPPORT MANAGER
and DIRECTOR

(1)      Member of the Compensation Committee
(2)      Member of the Audit Committee.

BUSINESS EXPERIENCE AND PRINCIPAL OCCUPATION OF DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The present and principal occupations of the Company's directors and executive officers during the last five years are set forth below:

LAWRENCE BECERRA:

         Mr. Becerra has been a Director since March 1998. He has an extensive background in international finance. Since 1996, he has been the principal and founder of West Sussex Trading, Inc., which is involved in corporate finance activities. Between 1992 and 1995, Mr. Becerra was the Senior Proprietary Trader promoted from the position of Manager of European Money Market Trading for Goldman Sachs International in London, England. Between 1987 and 1992, Mr. Becerra was the Managing Director for Czarnikow Financial Futures. Between 1984 and 1987, he held the position of Senior Trader with TransMarket Group, Inc. Between 1976 and 1984, Mr. Becerra worked for Continental Bank in London and ended his tenure as the Executive Director representing all trading activities for the company.

JOHN BOLEGOH:

         Mr. Bolegoh has held a number of positions with the Company, and currently serves as the Company's Technical Support Manager. Mr. Bolegoh has served as a Director since 1993. Mr. Bolegoh has an extensive background in tire product engineering, including twenty years with Michelin Technical Services Canada Limited in positions of increasing responsibility. Mr. Bolegoh joined the Company in 1991. His responsibilities include defining necessary product capabilities and designs for entering various markets; establishing contacts to promote awareness of the Company's technologies; locating and exploring business possibilities with potential distributors; and providing customer relations, problem solving, training and sales assistance.

WILLIAM CRONIN:

         Mr. Cronin has been a Director since June 2001 and previously served as a Director from November 17, 1995 to April 25, 1998. Since 1986, Mr. Cronin has been the owner of Madison Financial Services, a registered investment adviser firm located in Madison, CT, specializing in tax, pension investing planning strategies and portfolio management.

ROBERT RUDMAN:

         Mr. Rudman has been a Director since September 1993. Mr. Rudman joined the Company in March 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He was appointed Chief Executive Officer of the Company on January 19, 1996, and served as President from January 19, 1996 to June 4, 1999, when he was appointed Chairman of the Board. Mr. Rudman was reappointed President of the Company effective April 1, 2000. He is a Chartered Accountant with 15 years of experience assisting public companies, especially on the Vancouver Stock Exchange. Prior to joining the Company, Mr. Rudman was manager of a California-based sales contract financing firm. Previously, he was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba.

JEFF FINKELSTEIN

         Mr. Finkelstein is a chartered accountant, who has been acting Chief Financial Officer of the Company since May 17, 2002, was formally appointed as Chief Financial Officer on October 23, 2002. He has served the Company as its controller since February 22, 1999. From 1996 to 1999, he served as Controller of Golden Knight Resources Inc., a TSX listed public company, and Silver Standard Resources, a Nasdaq listed public company. From 1993 to 1995, he served as Controller of a private distribution company after eight years as a public accountant.

ERWIN BARTZ

         Mr. Bartz joined the Company as Director, Technical Operations in January 2001 and is responsible for the Company's overall technical operations including engineering and manufacturing. Mr. Bartz is a Professional Engineer with 17 years of engineering experience. Prior to joining the Company, Mr. Bartz spent ten years as Manager of Engineering and Manufacturing at Finning (Canada), the Caterpillar dealer for British Columbia, Alberta, United Kingdom and Chile, with corporate responsibility for engineering, product review, heavy manufacturing and new equipment preparation. Previously, he held the Engineering Manager role at Weldco Beales, a custom attachment manufacturer for the mobile equipment market, and also worked as a design engineer for the Chapman Industries, a Hitachi distributor and general manufacturer of purpose built machinery and equipment.

ALLAN KOZAK:

         Mr. Kozak joined SmarTire Systems Inc. as Chief Operating Officer on May 1, 2002. Mr. Kozak is a seasoned executive with strong operational management and business development experience in fast-paced, high growth, technology companies. From May 2000 to April 2001, Mr. Kozak was the President and founder of Siwash ventures where he assembled an advisory board of senior executives from the Vancouver area to analyze and recommend investment and business development strategies to technology companies. From 1992 to 1998 he held the position of President and Chief Operating Officer with Digital Courier International, Inc., an industry extranet that networked over 7,000 radio stations, 1500 advertising and 400 production facilities. In 1998 when the company sold it's assets and technology to Digital Generations Systems Inc., he held the position of VP, Marketing and Business Development for two years.

SHAWN LAMMERS:

         Mr. Lammers has been with the Company since its inception. He currently serves as the Vice President Engineering and is responsible for the development of the patented remote sensing technology utilized in SmarTire's products. He has been the chief engineer in respect to the design, development and production of the Company's passenger car tire monitoring system, the commercial vehicle tire monitoring system and the industrial equipment tire monitoring systems. He has developed software for MS-DOS, Windows, UNIX Workstations and Amiga platforms.

BOARD AND COMMITTEE MEETINGS

The Board of Directors of the Company held six formal meetings during the year ended July 31, 2002. All other proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by all the directors are, according to the Company Act (British Columbia) and the Articles of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

During 2002, each incumbent director attended at least 75% of the aggregate of
(i) the total number of meetings of the Board of Directors held during the period for which he was a director and (ii) the total number of meetings held by all committees of the Board of Directors during the period on which he served.

AUDIT COMMITTEE

Pursuant to the requirements of the Company Act (British Columbia), the Company has an Audit Committee of its Board of Directors presently consisting of William Cronin, Robert Rudman, and John Bolegoh. The Audit Committee is governed by a written charter which is appended in the 2001 proxy statement on Exhibit "A". The function of the Audit Committee is to review and approve the scope of audit procedures employed by our independent auditors and to review the results of our independent auditors' examination, the scope of audits, our independent auditors' opinions on the adequacy of internal controls and quality of financial reporting, and our company's accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The Audit Committee also reports to our Board of Directors with respect to such matters and recommends the selection of independent auditors. The Audit Committee met one time during the fiscal year ended July 31, 2002 and each member attended the meeting. Other business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

At the present time, the Company's Audit Committee is comprised of Mr. Robert Rudman, Mr. Bill Cronin and Mr. John Bolegoh. Only Mr. Bill Cronin meets the independence requirements for members of the Audit Committee as required by Nasdaq. As authorized by the Company Act (British Columbia), the Company's Articles provide that the Board of Directors may, from time to time, appoint additional directors; provided that the number of additional directors shall not at any time exceed 1/3 of the number of directors elected or appointed at the last annual general meeting of the Company. Assuming that the five nominees for directors are elected at the Meeting, it is anticipated that the Board of Directors will appoint one additional independent director, assuming that a suitable candidate can be found. It is expected that such new director (if appointed) will replace Mr. Bolegoh as an Audit Committee member, in which case the majority of the Audit Committee will be comprised solely of independent directors. Until such time, the Company will be in violation of the Nasdaq listing requirements. Such violations subject the Company to potential delisting from the Nasdaq SmallCap Market.

REPORT OF THE AUDIT COMMITTEE

The following is the Report of the Audit Committee. For the year ended July 31, 2002, the Audit Committee has:

     1. reviewed and discussed the audited financial statements with our Company's management;

     2. discussed with the independent accountants the matters described in Statement of Auditing Standards, SAS No. 61;

     3. received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants its independence; and

     4. recommended to our Board of Directors that the audited financial statements be included in our company's annual report on Form 10-KSB for the period ended July 31, 2002, based on the review and discussions referred to above.

With the exception of William Cronin, the members of our Audit Committee are not independent, which violates Nasdaq Marketplace Rule 4200(a)(14). The Company plans to comply with Nasdaq Marketplace Rule 4200(a)(14) by adding a new independent director to replace John Bolegoh.

AUDIT COMMITTEE
William Cronin
John Bolegoh
Robert Rudman

COMPENSATION COMMITTEE

The Company has a Compensation Committee made up of Robert Rudman, William Cronin and Lawrence Becerra. The function of the Compensation Committee is to investigate and recommend to the directors appropriate levels and types of compensation for directors, officers and employees of the Company. During fiscal 2002, there were two meetings held by this Committee. Other business of the Compensation Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Compensation Committee.

NO STANDING NOMINATING COMMITTEE

The Company does not have a standing Nominating Committee.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following tables set forth specified information with respect to the beneficial ownership of the Company's common stock as of October 31, 2002 by:

     o each person or affiliated group which, to the knowledge of the Company, beneficially owns five percent (5%) or more of the outstanding common stock;

     o    each of the Company's directors,

     o    each of the Named Executive Officers (as hereinafter defined); and

     o    all of the Company's executive officers and directors as a group.

Shares and percentages beneficially owned are based upon 18,711,369 issued and outstanding shares of common stock on October 31, 2002, together with options and warrants that are exercisable for common stock within 60 days from October 31, 2002 for each Shareholder. Under the rules of the United States Securities and Exchange Commission, beneficial ownership includes shares over which the named shareholder exercises voting control and or investment power. Shares of common stock subject to options or warrants that are currently exercisable or will become exercisable within sixty days from October 31, 2002 are deemed outstanding for computing the respective percentage ownership of each person holding the option or warrant, but are not deemed outstanding for purposes of computing the respective ownership percentage of any other person. Unless otherwise indicated in the footnotes below, the Company believes that the persons and entities named in the tables have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

   Beneficial Owners of Five Percent (5%) or More of the Company's Outstanding
                                  Common Stock



                            NAME AND ADDRESS OF         AMOUNT AND NATURE OF
TITLE OF CLASS              BENEFICIAL OWNER            BENEFICIAL OWNERSHIP       PERCENT OF CLASS
--------------              -------------------         --------------------       ----------------

Common Stock                Simon Archdale                1,500,000                        8.0%
                            Chalet Trois Nicholas
                            Courtavey, Crans Montana
                            Valais Switzerland

Common Stock                TRW Inc.                      1,390,072                        7.4%
                            1900 Richmond Rd.
                            Cleveland, OH
                            44124

Common Stock                Andersen Maria Burrows          840,000                        4.5%
                            Le Corail, 17 Rue Sadi
                            Carrot
                            F-06600 Antibes
                            France

Common Stock                Fidelity Investment            1,500,000                       8.0%
                            Services Limited
                            Oakhill House
                            130 Tombridge Road
                            Hildenborough
                            Kent, England TN119DZ

Common Stock                Lazard European                1,050,800                       5.6%
                            Technologies
                            Opportunities Ltd.
                            Bank of Bermuda Building
                            6 Front Street, Hamilton
                            H11, Bermuda


    Beneficial Ownership of the Company's Common Stock by Directors and Named
                               Executive Officers


                                   TOTAL NUMBER OF SHARES
NAME                               BENEFICIALLY OWNED              PERCENT OF CLASS
----                               ----------------------          ----------------
Directors

Lawrence Becerra (1)                        140,703                      *
John Bolegoh (2)                             51,372                      *
William Cronin (3)                          165,996                      *
Robert Rudman (4)                           452,667                      2.42%

Total Directors/Executive Officers          810,738                      4.33%
(9 persons) (5)

     * Represents less than 1% of the Company's outstanding stock

(1) Mr. Becerra has incentive stock options for the right to purchase up to an aggregate of 85,000 shares of common stock and warrants for the right to purchase up to an aggregate of 41,203 shares of common stock. The options and warrants are immediately exercisable. Mr. Becerra's address is 32 Meadow Bank, Primrose Hill, London, United Kingdom NW33AY.
(2) Includes 12,990 Common Shares owned by Mr. Bolegoh's wife and children. Mrs. Bolegoh has sole voting and dispositive power with respect to her shares, and Mr. Bolegoh disclaims beneficial ownership of such shares. Mr. Bolegoh has incentive stock options for the right to purchase up to an aggregate of 15,900 shares of common stock. The options vest over time and currently 14,768 are immediately exercisable.
(3) Mr. Cronin has incentive stock options for the right to purchase an aggregate of 78,750 shares of common stock. The options are immediately exercisable. Mr. Cronin's address is 180 Concord Dr. Madison, Connecticut, United States 06443.

(4) Mr. Rudman is also a Named Executive Officer. Mr. Rudman has incentive stock options for the right to purchase 619,000 shares of common stock. The options vest over time and currently 421,000 options are immediately exercisable.
(5) Based on beneficial shares owned, directly or indirectly, or over which control or direction is exercised at September 30, 2002. The issued and outstanding Common Shares of the Company at September 30, 2002 were 18,711,369.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The services of Mr. Robert Rudman, Director, President, Chairman and Chief Executive Officer of the Company, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Erwin Bartz, Director, Technical Operations, are provided to the Company pursuant to a Management Agreement dated January 3, 2001. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Allan Kozak, Chief Operating Officer of the Company, are provided to the Company pursuant to a Management Agreement dated May 1, 2002. See "Management Agreements and Termination of Employment and Change in control Arrangements."

The services of Mr. Shawn Lammers, Vice President of Engineering, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Bernard Pinsky, a former Director (resigned July 2002), are provided through the law firm of Clark, Wilson of which Mr. Pinsky is a partner. Clark, Wilson renders accounts to the Company for Mr. Pinsky's time expended. During the year ended July 31, 2002 the Company paid $98,752 to Clark, Wilson for legal services.

Mr. Becerra is a principal of West Sussex Trading Inc. During the year ended July 31, 2002 the Company paid $115,900 for consulting services and issued 46,900 share purchase warrants as a finders fee pursuant to an advisory agreement dated August 17, 2001 between the Company and West Sussex Trading Inc. Pursuant to a direction agreement, Mr. Becerra was issued 12,400 warrants. The Warrants are exercisable at a price of $1.70 and expire on January 18, 2005.

SUMMARY OF EXECUTIVE COMPENSATION

Particulars of compensation awarded to, earned by or paid to:

         (a)      the Company's chief executive officer (the "CEO");

         (b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US.$100,000 per year; or

         (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(all such persons are referred to as the "Named Executive Officers") are set out in the summary compensation table below. Except as indicated, all dollar amounts set forth below with respect to the applicable year ended July 31, are expressed in United States dollars.

During 2002, seven (7) individuals served as executive officers of the Company at various times: Robert Rudman, Allan Kozak, Jeff Finkelstein, Erwin Bartz, Shawn Lammers, Ian Bateman and Kevin Carlson. Mr. Kozak's, Mr. Finkelstein's, Mr. Bartz' and Mr. Lammers' total salary and bonus during fiscal 2002 was less than $100,000 and, therefore, these individuals are not considered "Named Executive Officers."


SUMMARY COMPENSATION TABLE


                                                                               LONG TERM COMPENSATION (1)
                                                                            ----------------------------------
                                                                                     AWARDS
                                         ANNUAL COMPENSATION                ------------------------
                                --------------------------------------       SECURITIES   RESTRICTED   PAYOUTS
                                                         OTHER ANNUAL        UNDERLYING    SHARES OR   --------
NAME AND PRINCIPAL                                       COMPENSATION         OPTIONS/    RESTRICTED    LTIP        ALL OTHER
POSITION                YEAR       SALARY       BONUS        (1)            SARS GRANTED  SHARE UNITS  PAYOUTS     COMPENSATION
-------------------     ----      --------      -----    ------------       ------------  -----------  -------     ------------
Robert Rudman           2002      $185,377       Nil         Nil                 90,000        Nil        Nil           Nil
President, Chairman     2001      $191,058       Nil         Nil                150,000        Nil        Nil           Nil
and Chief Executive     2000      $185,826       Nil         Nil                 17,500        Nil        Nil        44,730 (2)
Officer

Ian Bateman (3)         2002      $103,222       Nil         Nil                 40,000        Nil        Nil           Nil
Managing Director       2001      $102,810       Nil         Nil                 35,000        Nil        Nil           Nil
SmarTire (Europe)       2000      $107,517       Nil         Nil                 57,500        Nil        Nil           Nil
Limited

Kevin Carlson (4)       2002      $101,924       Nil         Nil                 45,000        Nil        Nil           Nil
Chief Financial         2001      $131,764       Nil         Nil                 50,000        Nil        Nil           Nil
Officer, Managing       2000      $102,201       Nil         Nil                 60,000        Nil        Nil       $15,406
Director, Corporate
Secretary and Director

(1) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.
(2)  Amount relates to accumulated vacation pay paid to Mr. Rudman.
(3) Mr. Bateman's employment with the Company was terminated effective October 15, 2002.
(4)  Mr. Carlson resigned from the Company effective May 17, 2002.

The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted to them during fiscal 2002. The Company has never issued stock appreciation rights. The Company grants options that vest immediately at an exercise price equal to the fair market value of a share of common stock as determined by its closing price on the Nasdaq SmallCap Market on the date of grant. The exercise price of options granted by the Company that vest in subsequent periods are increased by 20% over the initial exercise price of the options. The term of each option granted is generally five years from the date of grant. Options may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR


                        NUMBER OF     % OF TOTAL
                       SECURITIES      OPTIONS/
                       UNDERLYING     SARS GRANTED
                        OPTIONS/      TO EMPLOYEES      EXERCISE
                          SARS         IN FISCAL         PRICE
NAME                   GRANTED (#)       YEAR          ($/SHARE)    EXPIRATION DATE
-------------         ------------    ------------     ----------   ---------------
Robert Rudman           30,000           6.2%            $2.66       September 7, 2006
                        30,000           6.2%            $3.19       September 7, 2006
                        30,000           6.2%            $3.83       September 7, 2006

Ian Bateman (1)         13,334           2.8%            $2.66       September 7, 2006
                        13,333           2.8%            $3.19       September 7, 2006
                        13,333           2.8%            $3.83       September 7, 2006

Kevin Carlson (2)       15,000           3.1%            $2.66       June 17, 2002
                        15,000           3.1%            $3.19       June 17, 2002
                        15,000           3.1%            $3.83       June 17, 2002

(1) Mr. Bateman's employment with the Company was terminated effective October 15, 2002. As Mr. Bateman's severance will be paid over the next twelve months, all of Mr. Bateman's unvested options, will vest October 15, 2003 and all vested and unexercised options will expire on November 15, 2003.
(2) Mr. Carlson resigned from the Company effective May 17, 2002. As a result, the options expired on June 17, 2002. If he had not resigned, the expiration date for his options would have been September 6, 2006.

The following table sets forth for each Named Executive Officer certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of July 31, 2002. The values for "in-the-money" options are calculated by determining the difference between the fair market value of the securities underlying the options as of July 31, 2002 ($1.29 per share) and the exercise price of the individual's options. No named Executive Officer exercised options during fiscal 2002.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                      NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS/SARS AT        IN-THE-MONEY OPTIONS/SARS AT
                           SHARES        AGGREGATE             FY-END (#)                           FY-END ($)
                        ACQUIRED ON       VALUE      ---------------------------------   --------------------------------
NAME                    EXERCISE (#)     REALIZED       EXERCISABLE/UNEXERCISEABLE         EXERCISEABLE/UNEXERCISEABLE
----------------        -------------    ---------   ---------------------------------   --------------------------------
                                                      EXERCISEABLE    UNEXERCISEABLE     EXERCISEABLE      UNEXERCISEABLE
 Robert Rudman               Nil             Nil         353,000           62,000             Nil               Nil

 Ian Bateman(1)              Nil             Nil         114,500           48,000             Nil               Nil

(1) Mr. Bateman's employment with the Company was terminated effective October 15, 2002. As Mr. Bateman's severance will be paid over the next twelve months, all of Mr. Bateman's unvested options will vest October 15, 2003, and all vested and unexercised options will expire on November 15, 2003.

There were no options held by the Named Executive Officers that were re-priced during the most recently completed fiscal year.

MANAGEMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Effective August 1, 1999, the Board of Directors of the Company approved a new management agreement with Robert Rudman, regarding his position with the Company. The management agreement calls for payment of a base salary of CDN$273,000 per annum subject to increase as from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2000 Mr. Rudman's salary was increased to CDN $290,000 per annum.

The agreement with Mr. Rudman requires the Company to pay a termination allowance in the event of the termination of Mr. Rudman's employment by the Company other than for just cause. The termination allowance is equal to the annual salary.

Effective August 1, 1999, the Board of Directors of the Company approved a new management agreement with Ian Bateman, regarding his position with the Company. The management agreement calls for payment of a base salary of pounds sterling (pound)67,000 per annum subject to increase as from time to time plus incentive compensatioN AS determined by the Company's incentive compensation plan. Effective August 1, 2000, Mr. Bateman's salary was increased to (pound)71,000 per annum.

The agreement with Mr. Bateman requires the Company to pay a termination allowance in the event of the termination of Mr. Bateman's employment by the Company other than for just cause. Mr. Bateman's employment with the Company was terminated effective October 15, 2002, and will receive a termination allowance equal to his annual salary of (pound)71,000 over the next twelve months.

Effective January 3, 2001, the Board of Directors of the Company approved a new management contract with Erwin Bartz regarding his position with the Company. The management agreement calls for payment of a base salary of CDN$150,000 per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan.

The agreement with Mr. Bartz requires the Company to pay a termination allowance in the event of the termination of Mr. Bartz' employment by the Company other than for just cause. The termination allowance is equal to the annual salary.

Effective May 1, 2002, the Board of Directors of the Company approved a new management agreement with Allan Kozak, regarding his position with the Company. The management agreement calls for payment of a base salary of CDN$220,000 per annum subject to increase as from time to time plus incentive compensation as determined by the Company's incentive compensation plan.

The agreement with Mr. Kozak requires the Company to pay a termination allowance in the event of the termination of Mr. Kozak's employment by the Company except for just cause. The termination allowance is equal to the annual salary.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers of the Company in fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

OTHER COMPENSATION PLANS APPLICABLE TO DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers have received from time to time incentive stock options to purchase Common Shares as awarded by the Board of Directors in consultation with the Compensation Committee.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

The Company has adopted four formal stock incentive plans (collectively, the "Stock Incentive Plans"), two of which were approved by the Shareholders at the 1998 Annual General Meeting of the Company and two of which were approved by the Shareholders at the 2000 Annual and Extraordinary General Meeting of the Company. Two of the Stock Incentive Plans (the "US Stock Incentive Plans") provide for Awards to employees, directors, officers and consultants of the Company or of its affiliates (collectively, the "Eligible Employees") who are resident in the United States and/or subject to taxation in the United States; the other two (the "Stock Incentive Plan") provide for Awards to all other Eligible Employees.

The Company has also adopted a formal incentive compensation plan (the "1999 Incentive Compensation Plan") which was approved by the Shareholders at the 2000 Annual and Extraordinary General Meeting of the Company. The 1999 Incentive Compensation Plan is intended to complement the Company's existing Stock Incentive Plans and any subsequent stock incentive plans that may be approved by the Shareholders of the Company. Accordingly, the 1999 Incentive Compensation Plan does not specify a maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 1999 Incentive Compensation Plan, and all options granted under the 1999 Incentive Compensation Plan shall be subject to the provisions of the Company's existing Stock Incentive Plans and any subsequent stock incentive plans that may be approved by the Shareholders of the Company. In granting awards under the 1999 Incentive Compensation Plan, the Board of Directors follow certain guidelines which take into account after-tax operating profits after accounting for the cost of capital employed to create such profits, as suggested by an Economic Value Added ("EVA(TM)") model developed by Stern, Stewart & Co., a globAL consulting firm. There are no incentive awards under the 1999 Incentive Compensation Plan for fiscal 2001 based on the audited consolidated financial statements of the Company for the financial year ended July 31, 2002.

To date, the Company has granted to Eligible Employees incentive stock options to purchase Common Shares subject to and in accordance with the prevailing policies of the stock exchange on which the Company's shares were then listed. Options are granted based on the assessment by the Company's Board of Directors and/or Compensation Committee of the optionee's past and present contribution to the success of the Company. The Company's Common Shares are presently listed for trading on the Nasdaq SmallCap Market. These options are not transferable and are exercisable from the date granted until the earliest of (i) such number of years (up to ten years) from the date of the grant, (ii) 30 days after the option holder leaves his position with the Company, and (iii) such number of days following the death of the optionee as is specified in each optionee's option agreement.

Other than the management agreements, the advisory agreements and the Stock Incentive Plans and the 1999 Incentive Compensation Plan discussed herein, the Company presently has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers.

SECTION 16(A) REPORTING

Since the Company is a "foreign private issuer", its insiders are exempt from the reporting requirements of Section 16(a) of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"). Among other things, Section 16(a) of the 1934 Act requires certain "reporting persons" of any issuer with any class of equity securities registered under Section 12 of the 1934 Act to file with the United States Securities and Exchange Commission reports of ownership and changes in ownership of securities of the registered class. Reporting persons consist of directors, executive officers and beneficial owners of more than 10% of the securities of the registered class. The Company is aware that certain persons who would be subject to such reporting requirements, but for the fact that the Company is a "foreign private issuer", have voluntarily filed reports under Section 16(a) of the 1934 Act during the year ended July 31, 2002. However, the Company is not in a position to comment on the completeness of such filings.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the end of the most recently completed fiscal year, no directors, executive officers or senior officers were indebted to the Company.

                                   PROPOSAL 5
                      APPROVAL OF 2002 STOCK INCENTIVE PLAN
                           NON-UNITED STATES RESIDENTS

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving a formal stock incentive plan (the "2002 Stock Incentive Plan") for adoption by the Company.

The purpose of the 2002 Stock Incentive Plan will be to advance the interests of the Company by encouraging "Eligible Employees" to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs. "Eligible Employees" means employees, directors and consultants of (a) the Company or (b) any of the following entities (each, a "Related Entity"): (i) any corporation which holds a majority of the voting shares of the Company (a "Parent"), (ii) any corporation which qualifies as a subsidiary of the Company under British Columbia corporate law (a "Subsidiary"), or (iii) any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

The 2002 Stock Incentive Plan will provide for the granting to Eligible Employees of such incentive awards (each, an "Award") as the administrator of the 2002 Stock Incentive Plan (the "Administrator") may from time to time approve. The highlights of the 2002 Stock Incentive Plan are as follows:

     (a) the Administrator will be the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity;

     (b) subject to applicable laws, including the rules of any applicable stock exchange or national market system, the Administrator will be authorized to award any type of Award to an Eligible Employee (a "Grantee") that is not inconsistent with the provisions of the 2002 Stock Incentive Plan, and that by its terms involves or may involve the issuance of:

          (i) Common Shares of the Company (including "Performance Shares" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator),

          (ii) a stock option (an "Option") entitling the Grantee to purchase Common Shares of the Company,

          (iii) a stock appreciation right (an "SAR") entitling the Grantee to acquire such number of common shares of the Company or such cash compensation as will be determined by reference to any appreciation in the value of the Company's Common Shares in accordance with terms to be established by the Administrator,

          (iv) any right similar to an SAR, with a fixed or variable price related to the Fair Market Value (as defined in the 2002 Stock Incentive Plan - see below) of the Company's Common Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions,

          (v) restricted stock issuable for such consideration (if any) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions to be established by the Administrator,

          (vii) "Performance Units" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled in cash, Common Shares or other securities, or a combination of cash, Common Shares or other securities, as established by the Administrator,

          (viii) any other security with the value derived from the value of the Company's Common Shares, or

          (ix)   any combination of the foregoing;

     (c) the maximum number of Common Shares of the Company that will be issuable pursuant to all Awards granted under the 2002 Stock Incentive Plan will be 900,000 shares;

     (d)  no insider of the Company will be eligible to receive an Award where:

          (i) the insider is not a Director or senior officer of the Company and the Award is an Option that would otherwise be granted to the insider as a consultant of the Company, or

          (ii) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in: (A) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the outstanding issue of the Company's Common Shares, or (B) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue of the Company's Common Shares;

          provided, however, that this restriction on the eligibility of insiders to receive an Award will cease to apply if it is no longer required under any applicable laws, including the rules of an applicable stock exchange or a national market system;

     (e) the maximum number of Common Shares with respect to which Options and SARs may be granted to any employee in any fiscal year of the Company will be five percent (5%) of the outstanding Common Shares, subject to adjustment in certain circumstances;

     (f) each Award will be subject to a separate Award Agreement to be executed by the Company and the Grantee, which shall specify the term of the Award;

     (g) the exercise or purchase price, if any, of an Award will be determined by the Administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system;

     (h)  the term of an Option will be no more than ten years;

     (i) if the exercise price or any tax required to be withheld in respect of an Option is satisfied by the Company or the Grantee's employer withholding shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, subject to terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the 2002 Stock Incentive Plan;

     (j) an Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the Grantee only by the Grantee;

     (k) other Awards will be transferable to the extent provided in the relevant Award Agreements;

     (l) subject to applicable laws, including the rules of an applicable stock exchange or national market system, an Award Agreement may permit a Grantee to exercise an Award for a specified period following termination of the Grantee as an Eligible Employee, in which event the Award will terminate to the extent it is not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first;

     (m) the Administrator may at any time offer to buy out a previously granted Award for a payment in cash or Common Shares of the Company;

     (n) the Administrator may issue Awards in settlement, assumption or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction;

     (o) the number of Common Shares issuable under the 2002 Stock Incentive Plan, including the number of shares issuable under any outstanding Awards, is subject to adjustment in certain circumstances, including certain changes in the Company's share capital;

     (p) subject to applicable laws, including the rules of an applicable stock exchange or national market system, the consideration to be paid for the shares to be issued upon exercise or purchase of an Award, including the method of payment, will be determined by the Administrator (and, in the case of an Option, will be determined at the time of grant); provided that, in addition to any other types of consideration the Administrator may determine, the Administrator will be authorized to accept as consideration for the shares:

          (i)    cash;

          (ii)   check;

          (iii) surrender of shares of the Company or delivery of a properly executed form of attestation of ownership of shares of the Company as the Administrator may require (including withholding of shares otherwise deliverable upon exercise of the Award) which have a fair market value on the date of surrender or attestation equal to the aggregate exercise price of the shares as to which the Award will be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the shares used to pay the exercise price unless otherwise determined by the Administrator); or

          (iv)   any combination of the foregoing methods of payment;

     (q) the Board of Directors of the Company may at any time amend, suspend or terminate the 2002 Stock Incentive Plan, subject to such shareholder approval as may be required by applicable laws, including the rules of an applicable stock exchange or national market system, provided that:

          (i) no Award may be granted during any suspension of the 2002 Stock Incentive Plan or after termination of the 2002 Stock Incentive Plan; and

          (ii) any amendment, suspension or termination of the 2002 Stock Incentive Plan will not affect Awards already granted, and such Awards will remain in full force and effect as if the 2002 Stock Incentive Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement will have to be in writing and signed by the Grantee and the Company; and

     (r) "Fair Market Value" is defined to mean the value of the Company's shares of Common Stock determined as of any date as follows:

          (i) where a public market exists for the Company's Common Shares, the Fair Market Value shall be (A) the closing price for a share of the Company for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Company's Common Shares or the Nasdaq National Market, whichever is applicable, or (B) if the Company's Common Shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of a share of the Company on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

          (ii) in the absence of an established market for the Company's Common Shares of the type described above, the Fair Market Value shall be determined by the Administrator in good faith.

A copy of the 2002 Stock Incentive Plan is attached as Exhibit "A".

                                   PROPOSAL 6
                      APPROVAL OF 2002 STOCK INCENTIVE PLAN
                             UNITED STATES RESIDENTS

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving an additional formal stock incentive plan (the "2002 US Stock Incentive Plan" and together with the 2002 Stock Incentive Plan, the "Stock Incentive Plans") for adoption by the Company.

The purpose of the 2002 US Stock Incentive Plan will be to advance the interests of the Company by encouraging Eligible Employees who are resident in the United States and/or subject to taxation in the United States to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs.

The 2002 US Stock Incentive Plan will provide for the granting to the Eligible Employees of such Awards as the Administrator (being the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity) may from time to time approve.

The 2002 US Stock Incentive Plan is modeled on the 2002 Stock Incentive Plan, and the foregoing discussion of the 2002 Stock Incentive Plan is generally applicable in respect of the 2002 US Stock Incentive Plan, except that:

     (a) the maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2002 US Stock Incentive Plan will be 100,000 shares;

     (b) "Parent" means a "parent corporation" as defined in section 424(e) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and "Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

     (c) under the 2002 US Stock Incentive Plan, Options may be granted as either incentive stock options under section 422 of the Code and the regulations thereunder (the "Incentive Stock Options") or non-incentive stock options under section 18 of the Code (the "Non-Qualified Stock Options");

     (d) the specific provisions under the 2002 US Stock Incentive Plan which apply to Incentive Stock Options include the following:

          (i) if granted to a Grantee who at the time of the grant owns stock representing more than ten percent of the voting power of all classes of the Company or any Parent or Subsidiary, an Incentive Stock Option will be limited to a maximum term of five years, and will be subject to an exercise price per share which may not be less than 110% of the fair market value of the Company's Common Shares on the date of the grant;

          (ii) an Incentive Stock Option granted to any other Grantee may be granted for a term not exceeding ten years at an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

          (iii) if the aggregate fair market value of Common Shares subject to Incentive Stock Options which become exercisable for the first time by a Grantee (under all plans of the Company or any Parent or Subsidiary) exceeds US$100,000 during any calendar year, the Incentive Stock Options to which such excess value is attributable will be treated as Non-Qualified Stock Options; and

          (iv) any Incentive Stock Option which is not exercised following the Grantee's termination as an Eligible Employee within the time permitted by law will automatically convert to a Non-Qualified Stock

                 Option and will thereafter be exercisable for the period specified under the relevant Award Agreement;

     (e) Non-Qualified Stock Options may be granted for a term not exceeding ten years, and unless otherwise determined by the Administrator, the exercise price per share may not be less than the Fair Market Value of the Company's Common Shares on the date of the grant; and

     (f) the 2002 US Stock Incentive Plan has specific provisions which apply to grants of Awards intended to qualify as "performance-based compensation", as defined under section 162(m) of the Code, to any employees who are "covered employees" for the purposes of section 162(m)(3) of the Code:

          (i) the exercise or purchase price per share, if any, of such an Award may not be less than the fair market value of the Company's Common Shares on the date of the grant; and

          (ii) grants of such Awards may only be made by a committee (or a subcommittee of a committee) which is comprised solely of two or more directors eligible under the Code to serve on a committee responsible for making Awards of performance based compensation.

A copy of the 2002 US Stock Incentive Plan is attached as Exhibit "B".

                                   PROPOSAL 7
                      CONTINUANCE INTO THE YUKON TERRITORY

Shareholder approval as evidenced by a majority of not less than 3/4 of the votes cast at the Meeting will be sought to approve a special resolution to continue the Company into the Yukon Territory (the "Continuance") pursuant to the Business Corporations Act (Yukon Territory). The Continuance was approved by a special resolution of the shareholders adopted at the last annual and extraordinary general meeting of the Company's shareholders held on December 14, 2001. However, following the last annual and extraordinary general meeting, the Board of Directors determined for various reasons that the Continuance should be postponed.

In the proxy statement and information circular furnished to the shareholders last year in connection with the annual and extraordinary general meeting held on December 14, 2001, it was disclosed that the principal purpose for the Company seeking to continue into the Yukon Territory is that unlike the Company Act (British Columbia) (the "Company Act"), which requires one director of a company to be ordinarily resident in British Columbia and a majority of the directors of a company to be residents of Canada, the Business Corporations Act (Yukon Territory) (the "Yukon Act") has no residency requirements for directors. The Company wishes to have the flexibility to attract the best directors possible, without regard to the constraints imposed by residency requirements. The Board of Directors believes that these reasons for the Continuance are still valid, and would like to ensure that the Company has the necessary shareholder approval on a current basis to proceed with the Continuance. Accordingly, the following special resolution will be presented for approval at the meeting:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

     (a) pursuant to Section 37 of the Company Act (British Columbia), the directors are hereby authorized to apply for a Certificate of Continuance under Section 190 of the Business Corporations Act (Yukon Territory);

     (b) the Memorandum of the Company be amended by substituting for all the provisions thereof the provisions set out in the Articles of Continuance;

     (c) any one of the directors or officers be authorized to execute all documents necessary to complete the application for a Certificate of Continuance under Section 190 of the Business Corporations Act (Yukon Territory);

     (d) upon enactment by the directors, By-law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Company, be and it is hereby sanctioned and confirmed; and

     (e) the Board of Directors may elect not to submit this Special Resolution to the Registrar of Corporations if the Board of Directors determines that, in the circumstances, it would not be in the best interests of the Company to proceed with the Continuance."

Copies of draft Articles of Continuance and draft By-law No. 1 are attached as Exhibits "C" and "D" hereto, and shall be available for inspection at the Registered Office of the Company, 800 - 885 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the meeting.

Management of the Company is of the view that the Yukon Act will provide to shareholders of the Company substantively the same rights as are available to shareholders under the Company Act, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. The following is a summary of the differences between the Company Act and the Yukon Act. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuance. A copy of the Yukon Act will be available at the Company's registered office, 800 - 885 West Georgia Street, Vancouver, B.C. V6C 3H1 prior to the meeting and will also be available at the meeting.

(a)      Sale of Company's Undertaking

Under the Company Act the directors of a company may dispose of all or substantially all of the business or undertaking of the Company only with shareholder approval by no less than 3/4 of the votes cast by those shareholders voting in person or by proxy at a general meeting of the Company.

The Yukon Act requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting to which are attached not less than 2/3 of the votes cast by those shareholders voting in person or by proxy at a general meeting convened to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation.

(b)      Amendments to the Charter Documents of the Company

Any substantive change to the corporate charter of a company under the Company Act, such as alteration of the restrictions, if any, of the business carried on by the company, a change in name of the company or an increase or reduction of the authorized capital of the company requires a special resolution passed by not less than 3/4 of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction require a special resolution passed by not less than 3/4 of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the Yukon Act such changes require a resolution passed by not less than 2/3 of the votes cast by shareholders voting on the resolution authorizing the alteration and, where the rights of the holders of a class of shares are affected differently by the alteration than those of the holders of other classes of shares, a resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class. A resolution to amalgamate a Yukon Act corporation requires a special resolution passed by the holders of each class of shares.

(c)      Rights of Dissent and Appraisal

The Company Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

     (i)    continue out of the jurisdiction;

     (ii) provide financial assistance to a person for the purchase of the company's shares;

     (iii) sell the whole or substantially the whole of the company's undertaking;

     (iv)   enter into a statutory amalgamation; or

     (v)    sell the whole or part of its business or property on liquidation.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the Company Act.

(d)      Oppression Remedies

Under the Company Act a shareholder of a company has the right to apply to Court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The Yukon Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Yukon Act a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

(e)      Shareholders Derivative Actions

Under the Company Act a shareholder or director of a company may, with leave of the Court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such obligation.

A broader right to bring a derivative action is contained in the Yukon Act and this right extends to a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates, and any person who, in the discretion of the Court, is a proper person to make an application to Court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

(f)      Requisition of Meetings

The Company Act provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

The Yukon Act permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a general meeting of a corporation.

(g)      Form of Proxy and Information Circular

The Company Act requires a reporting company, such as the Company, to provide with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting.

The Yukon Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

(h)      Place of Meetings

The Company Act of British Columbia requires all meetings of shareholders to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the Articles so provide.

Pursuant to sections 37 and 207 of the Company Act, a shareholder of the Company may, until two days before the meeting at which the special resolution to approve the Continuance is proposed to be passed, give the Company a notice of dissent by registered mail or by delivery addressed to the Company at 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Attention: The President. As a result of giving a notice of dissent, a shareholder may, on receiving a notice of intention to act from the Company in accordance with section 207 of the Company Act, require that the Company purchase the shares of such shareholder in respect of which the notice of dissent was given for their fair market value.

A vote against the special resolution to approve the Continuance, an abstention or the execution or exercise of a proxy to vote against the special resolution to approve the Continuance does not constitute a written objection, but a shareholder need not vote against such special resolution in order to object. However, a shareholder who consents to or votes, other than as a proxy for a shareholder whose proxy required an affirmative vote, in favour of such special resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent.

Prior to the Continuance becoming effective, the Company will send a notice of intention to act to each of its shareholders who has filed a notice of dissent stating that the special resolution to approve the Continuance has been passed and informing the shareholder of its intention to act on such special resolution. A notice of intention need not be sent to any shareholder who voted in favour of the special resolution to approve the Continuance or who has withdrawn his notice of dissent.

Within 14 days of the Company giving notice of intention to act, the dissenting shareholder is required to send a written notice that he required the Company to purchase all of the shares of the Company of such shareholder together with the certificates representing those shares to the Company. Upon delivery of a demand for payment in accordance with the Company Act, a shareholder is bound to sell and the Company is bound to purchase the shares subject to the demand for payment for their fair value, including any appreciation or depreciation in anticipation of the vote, as of the day before the day on which the special resolution to approve the Continuance was passed.

A dissenting shareholder who has sent a demand for payment, may apply to the Court which may:

     (a) require the dissenting shareholder to sell and the Company to purchase the shares in respect of which a demand for payment has been given;

     (b) fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case, having due regard for the rights of creditors;

     (c) join in the application of any other dissenting shareholder who has delivered a demand for payment; and

     (d) make consequential orders and give such directions as it considers appropriate.

No dissenting shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a shareholder in respect of the shares for which a demand for payment has been given, other than the rights to receive payment for those shares. Until a holder of shares who has delivered a demand for payment is paid in full, that shareholder may exercise and assert all the rights of a creditor of the Company. No dissenting shareholder may withdraw his demand for payment unless the Company consents.

Section 207 of the Company Act requires strict adherence to the procedures set forth therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise dissenter's rights should carefully consider and comply with the provisions of that section and consult his legal advisor.

The Board of Directors of the Company reserves the right to not submit the resolution relating to Continuance of the Company under the Yukon Act to the Registrar of Corporations if management determines that, in the circumstances, it would not be in the best interests of the Company to do so.


INTEREST OF CERTAIN PERSONS AND OTHERS IN MATTERS TO BE ACTED UPON

Save and except the foregoing, or as disclosed elsewhere in this Proxy Statement and Information Circular, since August 1, 2002, being the commencement of the Company's last completed fiscal year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

     (a)  any director or senior officer of the Company;

     (b)  any proposed nominee for election as a director of the Company;

     (c) any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

     (d)  any associate or affiliate of any of the foregoing persons.


AVAILABLE DOCUMENTS

A copy of each of the following documents is available on request from the Corporate Secretary of the Company at the Company's principal executive office at #150 - 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1, telephone (604) 276-9884:

     (1) the Company's latest Annual Report on Form 10-KSB filed under the United States Securities Exchange Act of 1934, which report has also been filed with the British Columbia Securities Commission pursuant to section 153 of the British Columbia Securities Rules;

     (2) the comparative financial statements of the Company for the Company's most recently completed fiscal year in respect of which such financial statements have been issued together with the accompanying report of the auditors and any interim financial statements of the Company required by law and issued subsequent to such comparative financial statements; and

     (3) the Information Circular of the Company dated as of October 15, 2001 in connection with the Annual and Extraordinary General Meeting of Shareholders held on December 14, 2001.

subject to (i) in the case of persons who are not securities holders of the Company, the payment of a reasonable charge and (ii) in any event, that the Company may require payment of a reasonable charge for exhibits to the annual Report on Form 10-KSB.




APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Proxy Statement and Information Circular have been approved and the mailing thereof to the Shareholders of the Company has been authorized by the Board of Directors of the Company.

ANNUAL REPORT

The Annual Report to the Shareholders of the Company for the fiscal year ended July 31, 2002, is being mailed to the Shareholders concurrently herewith, but such report is not incorporated into this Proxy Statement and Information Circular and is not deemed to be part of the proxy solicitation materials.

TRANSACTION OF OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters other than those set forth herein and in the Notice of Annual and Extraordinary General Meeting of Shareholders that will come before the Meeting. Should any other matters arise requiring the vote of Shareholders, it is intended that proxies will be voted in respect thereto in accordance with the best judgement of the person or persons voting the proxies.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

All proposals of Shareholders intended to be included in our proxy statement and form of proxy relating to our annual general meeting of Shareholders for the year ending July 31, 2003 (the "2003 Annual Meeting") must be received by the Company no later than July 6, 2003 (assuming that the 2003 Annual Meeting is held on a date that is within 30 days from the anniversary date of our annual and extraordinary general meeting of shareholders to be held on December 12,
2002). All such proposals must comply with the requirements of Regulation 14A of the Securities Exchange Act of 1934, as amended.

For any shareholder proposal that is not submitted for inclusion in our proxy statement and form of proxy relating to the 2003 Annual Meeting pursuant to the processes of Rule 14a-8 of the Securities Exchange Act of 1934, notice of such proposal must be received by the Company no later than June 8, 2003 (assuming that the 2003 Annual Meeting is held on a date that is within 30 days from the date of our annual and extraordinary general meeting of shareholders to be held on December 12, 2002); otherwise, the Company's management may exercise, pursuant to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, discretionary voting authority under proxies it solicits for the 2003 Annual Meeting.

All shareholder proposals, notices and requests should be made in writing and sent via registered, certified or express mail, to the Company's principal offices at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada V6V 2J1.

With respect to business to be brought before the 2002 Annual Meeting to be held on December 12, 2002, we have not received any notices from shareholders that we were required to include in this proxy statement.

Please return your proxy as soon as possible. Unless a quorum, consisting of at least one tenth of the outstanding shares entitled to vote, is represented at the meeting no business can be transacted. Therefore, please be sure to date and sign your proxy exactly as your name appears on your stock certificate and return it in the enclosed envelope. Please act promptly to ensure that you will be represented at this important Meeting.

DATED at Richmond, British Columbia this 12th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ ROBERT V. RUDMAN
-----------------------------------------------
ROBERT V. RUDMAN
PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                   EXHIBIT "A"

                              SMARTIRE SYSTEMS INC.

                      2002 STOCK INCENTIVE PLAN (NON-U.S.)
1.       PURPOSE

The purpose of this 2002 Non-U.S. Stock Incentive Plan of SmarTire Systems Inc. (the "Company") is to advance the interests of the Company by encouraging Eligible Employees (as herein defined) to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnish them with additional incentive in their efforts of the Company in the conduct of their affairs.

This Plan is specifically designed for Eligible Employees of the Company who are not residents of the United States and/or not subject to taxation in the United States, although Awards under this Plan may be issued to other Eligible Employees.

2.       DEFINITIONS

As used herein, the following definitions shall apply:

     (a) "Administrator" means the Board or a Committee of the Board duly appointed by the Board as the Administrator hereof;

     (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in the Securities Act.

     (c) "Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Securities Act, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

     (d) "Award" means the grant of an Option, SAR, Restricted Stock or other right or benefit under the Plan.

     (e) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

     (f)  "Board" means the Board of Directors of the Company.

     (g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for `Cause' as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's:


          (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity;

          (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability);

          (iii) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity;

          (iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or

          (v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

     (h) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

          (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

          (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

     (i) "Committee" means any committee appointed by the Board to administer the Plan.

     (j)  "Common Stock" means the common stock of the Company.

     (k)  "Company" means SmarTire Systems Inc., a British Columbia company.

     (l) "Consultant" means any person (other than an Employee or, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

     (m) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six
          (36) months or (ii) have been Board members for less than thirty-six
          (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

     (n) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

     (o)  "Corporate Transaction" means any of the following transactions:

          (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is organized;

          (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; or

          (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

     (p) "Director" means a member of the Board or the board of directors of any Related Entity.

     (q) "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

     (r) "Eligible Employee" means any person who is an Officer, a Director, an Employee or a Consultant.

     (s) "Employee" means any person, including an Officer or Director, who is a full-time or part-time employee of the Company or any Related Entity.

     (t) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

          (i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

          (ii) In the absence of an established market for the Common Stock of the type described in 2.(s)(i), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

     (u) "Grantee" means an Eligible Employee who receives an Award pursuant to an Award Agreement under the Plan.

          (v)   "Insider" means:

          (i)   a Director or Senior Officer of the Company;

          (ii) a Director or Senior Officer of a person that is itself an Insider or Subsidiary of the Company;

                                       5
          (iii) a person that has:

                A. direct or indirect beneficial ownership of,

                B. control or direction over, or

                C. a combination of direct or indirect beneficial ownership of and control or direction

                over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

          (iv) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

     (w) "Officer" means a person who is an officer, including a Senior Officer, of the Company or a Related Entity within the meaning prescribed to under the Securities Act and the rules and regulations promulgated thereunder.

     (x) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

     (y) "Parent" means a "parent corporation", whether now or hereafter existing, which holds a majority of the voting shares of the Company.

     (z) "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

     (aa) "Performance Units" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

     (bb) "Plan" means this 2002 Stock Incentive Plan.

     (cc) "Related Entity" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

     (dd) "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

     (ee) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

     (ff) "Securities Act" means the British Columbia Securities Act, R.S.B.C. 1996, as amended.

     (gg) "Senior Officer" means:


          (i) the chair or vice chair of the Board, the president, a vice-president, the secretary, the treasurer or the general manager of the Company;

          (ii) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph 2.(ff)(i) above, and

          (iii) the five (5) highest paid employees of the Company, including any individual referred to in paragraph 2.(ff)(i) or 2.(ff)(ii) and excluding a commissioned salesperson who does not act in a managerial capacity.

     (hh) "Share" means a share of the Common Stock.

     (ii) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as determined by British Columbia corporate law.

     (jj) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interests in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity.

3.       STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Options) is Nine Hundred Thousand (900,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

Any Shares covered by an Award (or portion of an Award) which is forfeited or cancelled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if Shares are forfeited or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

No Insider of the Company is eligible to receive an Award where:

     (a) Insiders are not Directors or Senior Officers of the Company and receiving Options as Consultants of the Company;

     (b) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:

          (i) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding issue of Common Stock; or

          (ii) the issuance to Insiders, within a one year period of a number of Shares exceeding 10% of the outstanding issue of the Common Stock;

provided, however, that this restriction on the eligibility of Insiders to receive an Award will cease to apply if it is no longer required under any Applicable Laws.

4.   ADMINISTRATION

     (a)  Plan Administrator

          (i) Administration with Respect to Eligible Employees. With respect to grants of Awards to Eligible Employees, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

          (ii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection 4.(a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

     (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

          (i) to select the Eligible Employees to whom Awards may be granted from time to time hereunder;

          (ii) to determine whether and to what extent Awards are granted hereunder;

          (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

          (iv)  to approve forms of Award Agreements for use under the Plan;

          (v) to determine the terms and conditions of any Award granted hereunder;

          (vi) to amend the terms of any outstanding Award granted under the Plan, including a reduction in the exercise price (or base amount on which appreciation is measured) of any Award to reflect a reduction in the Fair Market Value of the Common Stock since the grant date of the Award, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

          (vii) the Administrator shall have the right to suspend the right of a holder to exercise all or part of a stock option for any reason that the Administrator considers in the best interest of the Company;

         (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favourable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

          (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.


     (c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5. ELIGIBILITY

Options and Awards other than Options may be granted to Eligible Employees. An Eligible Employee who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. TERMS AND CONDITIONS OF AWARDS

     (a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Eligible Employee that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option,
          (iii) a SAR or similar right with a fixed or variable price related to the Fair

          Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iv) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

     (b) Designation of Award. Each Award shall be designated in the Award Agreement.

     (c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

     (d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

     (e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

     (f) Award Exchange Programs. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

     (g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

     (h) Individual Option and SAR Limit. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be five percent (5%) of the outstanding Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below.

     (i) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Eligible Employee to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favour of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

     (j) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof.

     (k) Transferability of Awards. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards shall be transferable to the extent provided in the Award Agreement.

     (l) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

7.   AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, TAXES AND RELOAD OPTIONS


     (a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as determined by the Administrator in compliance with the Applicable Laws.

     (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

          (i)   cash;

          (ii)  check;

          (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); or

          (iv)  any combination of the foregoing methods of payment.

     (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

     (d) Reload Options. In the event the exercise price or tax withholding of an Option is satisfied by the Company or the Grantee's employer withholding Shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, with terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the Plan.

8.       EXERCISE OF AWARD

     (a)  Procedure for Exercise; Rights as a Shareholder.

          (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

          (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is received by the Company. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

     (b)  Exercise of Award Following Termination of Continuous Service.

          (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

          (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

     (c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee at the time that such offer is made.

9.       CONDITIONS UPON ISSUANCE OF SHARES

     (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other reorganization transaction with respect to Common Stock; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration. Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.      CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY DISPOSITIONS

Except as may be provided in an Award Agreement the Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Related Entity Disposition or at the time of an actual Corporate Transaction, Change in Control or Related Entity Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Related Entity Disposition, on such terms and conditions as the Administrator may specify.

The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction, Change in Control or Related Entity Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Related Entity Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its parent.

12.      EFFECTIVE DATE AND TERM OF PLAN

The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Section 17, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13.      AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

     (a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

     (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

     (c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 13.(a), above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14.      RESERVATION OF SHARES

     (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

     (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.      NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP

The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

16.      NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS

Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.

17.      SHAREHOLDER APPROVAL

The Plan shall be subject to the Plan's approval by the shareholders of the Company within twelve (12) months from the date the Plan is adopted by the Company's Board of Directors. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. The Administrator may grant Awards under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Award shall be exercisable. In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Awards previously granted under the Plan shall be cancelled and of no force or effect.

18.      GOVERNING LAW

The Plan shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that any Award Agreement may provide by its terms that it shall be governed by the laws of any other jurisdiction as may be deemed appropriate by the parties thereto.

                                   EXHIBIT "B"

                              SMARTIRE SYSTEMS INC.

                        2002 STOCK INCENTIVE PLAN (U.S.)
1.       PURPOSE

The purpose of this 2002 U.S. Stock Incentive Plan of SmarTire Systems Inc. (the "Company") is to advance the interests of the Company by encouraging Eligible Employees (as herein defined) to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnish them with additional incentive in their efforts of the Company in the conduct of their affairs.

This Plan is specifically designed for Eligible Employees of the Company who are residents of the United States and/or subject to taxation in the United States, although Awards under this Plan may be issued to other Eligible Employees.

2.       DEFINITIONS

As used herein, the following definitions shall apply:

     (a) "Administrator" means the Board or a Committee of the Board duly appointed by the Board as the Administrator hereof;

     (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

     (c) "Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

     (d) "Award" means the grant of an Option, SAR, Restricted Stock or other right or benefit under the Plan.

     (e) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

     (f)  "Board" means the Board of Directors of the Company.

     (g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for `Cause' as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's:

          (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity;

          (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability);

          (iii) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity;

          (iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or

          (v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

     (h) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:


          (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

          (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

     (i)  "Code" means the U.S. Internal Revenue Code of 1986, as amended.

     (j) "Committee" means any committee appointed by the Board to administer the Plan.

     (k)  "Common Stock" means the common stock of the Company.

     (l)  "Company" means SmarTire Systems Inc., a British Columbia company.

     (m) "Consultant" means any person (other than an Employee or, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

     (n) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six
          (36) months or (ii) have been Board members for less than thirty-six
          (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

     (o) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

     (p)  "Corporate Transaction" means any of the following transactions:

          (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is organized;

          (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; or

          (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

     (q)  "Covered Employee" means an Employee who is a "covered employee" under
          Section 162(m)(3) of the Code.

     (r) "Director" means a member of the Board or the board of directors of any Related Entity.

     (s) "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

     (t) "Eligible Employee" means any person who is an Officer, a Director, an Employee or a Consultant.

     (u) "Employee" means any person, including an Officer or Director, who is a full-time or part-time employee of the Company or any Related Entity.

     (v) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

     (w) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

          (i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

          (ii) In the absence of an established market for the Common Stock of the type described in paragraph 2.(w)(i), above, the Fair

                Market Value thereof shall be determined by the Administrator in good faith.

     (x) "Grantee" means an Eligible Employee who receives an Award pursuant to an Award Agreement under the Plan.

     (y) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

     (z)  "Insider" means:

          (i)   a Director or Senior Officer of the Company;

          (ii) a Director or Senior Officer of a person that is itself an Insider or Subsidiary of the Company;

          (iii) a person that has:

                A. direct or indirect beneficial ownership of,

                B. control or direction over, or

                C. a combination of direct or indirect beneficial ownership of and control or direction over

                D. securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

          (iv) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

     (aa) "Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

     (bb) "Officer" means a person who is an officer, including a Senior Officer, of the Company or a Related Entity within the meaning of
          Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

     (cc) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

     (dd) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

     (ee) "Performance - Based Compensation" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

     (ff) "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

     (gg) "Performance Units" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

     (hh) "Plan" means this 2002 Stock Incentive Plan.

     (ii) "Related Entity" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

     (jj) "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

     (kk) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

     (ll) "Senior Officer" means:

          (i) the chair or vice chair of the Board, the president, a vice-president, the secretary, the treasurer or the general manager of the Company;

          (ii) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph 2.(ll)(i) above, and

          (iii) the five (5) highest paid employees of the Company, including any individual referred to in paragraph 2.(ll)(i) or 2.(ll)(ii) and excluding a commissioned salesperson who does not act in a managerial capacity.

     (mm) "Share" means a share of the Common Stock.

     (nn) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

     (oo) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interests in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity.

3.       STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Options) is One Hundred Thousand (100,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

Any Shares covered by an Award (or portion of an Award) which is forfeited or cancelled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if Shares are forfeited or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

No Insider of the Company is eligible to receive an Award where:

     (a) Insiders are not Directors or Senior Officers of the Company and receiving Options as Consultants of the Company;

     (b) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:

          (i) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding issue of Common Stock; or

          (ii) the issuance to Insiders, within a one year period of a number of Shares exceeding 10% of the outstanding issue of the Common Stock;

provided, however, that this restriction on the eligibility of Insiders to receive an Award will cease to apply if it is no longer required under any Applicable Laws.

4.       ADMINISTRATION
         --------------

     (a)  Plan Administrator

          (i) Administration with Respect to Eligible Employees. With respect to grants of Awards to Eligible Employees, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

          (ii) Administration With Respect to Covered Employees. Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

          (iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection 4.(a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

     (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

          (i) to select the Eligible Employees to whom Awards may be granted from time to time hereunder;

          (ii) to determine whether and to what extent Awards are granted hereunder;

          (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

          (iv)  to approve forms of Award Agreements for use under the Plan;

          (v) to determine the terms and conditions of any Award granted hereunder;

          (vi) to amend the terms of any outstanding Award granted under the Plan, including a reduction in the exercise price (or base amount on which appreciation is measured) of any Award to reflect a reduction in the Fair Market Value of the Common Stock since the grant date of the Award, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

          (vii) the Administrator shall have the right to suspend the right of a holder to exercise all or part of a stock option for any reason that the Administrator considers in the best interest of the Company;

          (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favourable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

          (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

     (c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5.       ELIGIBILITY

Options and Awards other than Options may be granted to Eligible Employees. An Eligible Employee who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6.       TERMS AND CONDITIONS OF AWARDS

     (a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Eligible Employee that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option,
          (iii) a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iv) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

     (b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is granted.

     (c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

     (d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

     (e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

     (f) Award Exchange Programs. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

     (g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

     (h) Individual Option and SAR Limit. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be five percent (5%) of the outstanding Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below.

     (i) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Eligible Employee to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favour of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

     (j) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

     (k) Transferability of Awards. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards shall be transferable to the extent provided in the Award Agreement.

     (l) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

7.       AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, TAXES AND RELOAD
         OPTIONS

     (a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

          (i)   In the case of an Incentive Stock Option:

                A. granted to an Eligible Employee who, at the time of the grant of such Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

                B. granted to any Eligible Employee other than an Eligible
                   Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

          (ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

          (iii) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

          (iv) In the case of other Awards, such price as is determined by the Administrator.

     (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

          (i)   cash;

          (ii)  check;

          (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); or

          (iv)  any combination of the foregoing methods of payment.

     (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

     (d) Reload Options. In the event the exercise price or tax withholding of an Option is satisfied by the Company or the Grantee's employer withholding Shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, with terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the Plan.

8.       EXERCISE OF AWARD

     (a)  Procedure for Exercise; Rights as a Shareholder.

          (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

          (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is received by the Company. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

     (b)  Exercise of Award Following Termination of Continuous Service.

          (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

          (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

          (iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

     (c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee at the time that such offer is made.

9.       CONDITIONS UPON ISSUANCE OF SHARES

     (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.      ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other reorganization transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.      CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY DISPOSITIONS

Except as may be provided in an Award Agreement:

          (a) The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Related Entity Disposition or at the time of an actual Corporate Transaction, Change in Control or Related Entity Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Related Entity Disposition, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction, Change in Control or Related Entity Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Related Entity Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its parent.

          (b) The portion of any Option accelerated under this Section 11 in connection with a Corporate Transaction, Change in Control or Related Entity Disposition shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option.

12.      EFFECTIVE DATE AND TERM OF PLAN

The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Section 17, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13.      AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

          (a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

          (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

          (c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 13.(a), above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14.      RESERVATION OF SHARES

          (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

          (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.      NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP

The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

16.      NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS

Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement-Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17.      SHAREHOLDER APPROVAL

The Plan shall be subject to the Plan's approval by the shareholders of the Company within twelve (12) months from the date the Plan is adopted by the Company's Board of Directors. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. The Administrator may grant Awards under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Award shall be exercisable. In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Awards previously granted under the Plan shall be cancelled and of no force or effect.

18.      GOVERNING LAW

The Plan shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that any Award Agreement may provide by its terms that it shall be governed by the laws of any other jurisdiction as may be deemed appropriate by the parties thereto.

YUKON                                                                  FORM 3-01
JUSTICE                            EXHIBIT "C"           ARTICLES OF CONTINUANCE
                            BUSINESS CORPORATIONS ACT
                                  (SECTION 190)
-------------------------------------------------------------------------------
1.       NAME OF CORPORATION:
         SMARTIRE SYSTEMS INC.
-------------------------------------------------------------------------------
2.       THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION
         IS AUTHORIZED TO ISSUE:
         See attached Schedule "A".
-------------------------------------------------------------------------------
3.       RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:
         N/A
-------------------------------------------------------------------------------
4.       NUMBER (OR MINIMUM OR MAXIMUM NUMBER) OF DIRECTORS:
         Minimum of three and a maximum of twenty.
-------------------------------------------------------------------------------
5.       RESTRICTIONS IF ANY ON BUSINESSES THE CORPORATION MAY CARRY ON:
         The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.
-------------------------------------------------------------------------------
6.       IF CHANGE OF NAME EFFECTED, PREVIOUS NAME:
         Name change from TTC/Truck Tech Corp. to UniComm Signal Inc. effective April 13, 1995;
         Name change from UniComm Signal Inc. to SmarTire Systems Inc. effective December 24, 1997
-------------------------------------------------------------------------------
7.       DETAILS OF INCORPORATION:
         British Columbia, September 8, 1987, Incorporation Number 332869
-------------------------------------------------------------------------------
8.       OTHER PROVISIONS IF ANY:
         (a) Shareholders meetings may be held in Vancouver or Richmond, British Columbia;

         (b) And the directors may, between annual meetings, appoint one or more additional directors of the Corporation, to serve until the next annual meeting, but the number of additional
             directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.
-------------------------------------------------------------------------------
9.       Date               Signature                             Title

-------------------------------------------------------------------------------

                                  SCHEDULE "A"

                        TO THE ARTICLES OF CONTINUANCE OF

                              SMARTIRE SYSTEMS INC.

The Corporation is authorized to issue 200,000,000 common shares without par value and 100,000 Preferred Shares without par value, which have the following rights and conditions:

COMMON SHARES

The holders of the common shares shall be entitled:

(a) To vote at all meetings of shareholders of the Corporation except meetings at which only holders of a specified class of shares are entitled to vote;

(b) To receive, subject to the rights of the holders of another class of shares, any dividend declared by the Corporation; and

(c) To receive, subject to the rights of the holders of another class of shares, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

PREFERRED SHARES ISSUABLE IN SERIES

The Preferred Shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a)   The Corporation may issue Preferred Shares in one or more series;

(b) The directors may by resolution authorize Articles of Amendment of the Corporation fixing the number of shares in, and determining the designation of the shares of, each series of Preferred Shares;

(c) The directors may by resolution authorize Articles of Amendment of the Corporation creating, defining and attaching special rights and restrictions to the shares of each series.

                                   EXHIBIT "D"
                                  BY-LAW NO. 1
                         A BY-LAW RELATING GENERALLY TO
                 THE TRANSACTION OF THE BUSINESS AND AFFAIRS OF
                              SMARTIRE SYSTEMS INC.
                                    CONTENTS

ONE        INTERPRETATION

TWO        BUSINESS OF THE CORPORATION

THREE      BORROWING AND SECURITY

FOUR       DIRECTORS

FIVE       COMMITTEES

SIX        OFFICERS

SEVEN      CONFLICT OF INTEREST AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

EIGHT      SHARES

NINE       DIVIDENDS AND RIGHTS

TEN        MEETINGS OF SHAREHOLDERS

ELEVEN     DIVISIONS AND DEPARTMENTS

TWELVE     INFORMATION AVAILABLE TO SHAREHOLDERS

THIRTEEN   NOTICES

FOURTEEN   EFFECTIVE DATE AND REPEAL

                          BE IT ENACTED AS A BY-LAW OF

                              SMARTIRE SYSTEMS INC.

               (hereinafter called the "Corporation") as follows:


                                   SECTION ONE
                                 INTERPRETATION

1.01  DEFINITIONS

      In the by-laws of the Corporation, unless the context otherwise requires:

      "Act" means the Business Corporations Act of the Yukon Territory and any statute that may be substituted therefor, as from time to time amended;

      "appoint" includes "elect" and vise versa;

      "Articles" means the Articles of Continuance of the Corporation as from time to time amended or restated;

      "board" means the board of Directors of the Corporation;

      "by-laws" mean this by-law and all other by-laws of the Corporation from time to time in force and effect;

      "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

      "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

      "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act Yukon Territory;

      "ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted, either in person or by proxy, in respect of the resolution;

      "recorded address" means in the case of a shareholder his or her address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

      "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders, and words importing persons include individuals, bodies corporate, partnerships, trust and unincorporated organizations.


                                   SECTION TWO
                           BUSINESS OF THE CORPORATION

2.01  REGISTERED OFFICE, RECORDS OFFICE AND ADDRESS FOR SERVICE

      Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in the Yukon Territory specified in the notice thereof filed with the Articles and thereafter as the board may from time to time determine.


2.02  FINANCIAL YEAR

      The financial year of the Corporation shall end on such date in each year as the board may from to time by resolution determine.

2.03  EXECUTION OF INSTRUMENTS

      Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by at least one person holding the office of chairman of the board, president, director, secretary or any other office created by by-laws or by resolution of the board. In addition, the board may from time to time direct the manner in which the person or persons by whom any particular instrument or class of instrument may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04  BANKING ARRANGEMENTS

      The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.05  VOTING RIGHTS IN OTHER BODIES CORPORATE

      The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

                                  SECTION THREE
                             BORROWING AND SECURITY

3.01  BORROWING POWER

      Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles the board may from time to time on behalf of the Corporation, without authorization of the shareholders:


      (a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

      (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

      (c) to the extent permitted by the Act, give a guarantee on behalf of the corporation to secure performance of any past, present or future indebtedness, liability or obligation of the Corporation, present or future;

      (d) and delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.


                                  SECTION FOUR
                                    DIRECTORS

4.01  NUMBER OF DIRECTORS AND QUORUM

      Until changed in accordance with the Act, the board shall consist of not fewer than the minimum and not more than the maximum number of directors provided in the Articles. The number of directors shall be determined by ordinary resolution of the shareholders passed at the meeting of shareholders at which directors are to be elected; provided that the number of directors may not be less than the minimum number nor more than the maximum number of directors set out in the Articles. The quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors.

4.02  QUALIFICATION

      No person shall be qualified for election as a director if he or she is less than nineteen years of age; if he or she is a minor as defined in the Age of Majority Act (Yukon Territory); if he or she is a mentally disordered person as defined in the Mental Health Act (Yukon Territory); if he or she has been found to be a person of unsound mind by a court elsewhere than in the Yukon Territory; if he or she is not an individual; or if he or she has the status of a bankrupt. A director need not be a shareholder.

4.03  CONSENT TO ACT

      A person who is elected or appointed a director is not a director unless:

      (a) he or she was present at the meeting when he or she was elected or appointed and did not refuse to act as a director, or

      (b) if he or she was not present at the meeting when he or she was elected or appointed, he or she consented to act as director in writing before his or her election or appointment or within 10 days after it, or he or she has acted as a director pursuant to the election or appointment.

4.04   ELECTION AND TERM

      Subject to the Articles or a unanimous shareholder agreement and the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or expires unless the directors or the shareholders otherwise determine. It is not necessary that all the directors elected at a meeting of shareholders hold office for the same term. If the Articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05  REMOVAL OF DIRECTORS

      Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.06  VACATION OF OFFICE

      A director ceases to hold office when: he or she dies; he or she is removed from office by the shareholders; he or she ceases to be qualified for election as a director; or his or her written resignation is sent or delivered to the Corporation; or if a time is specified in such resignation, at the time so specified, whichever is later.

4.07  VACANCIES

      Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.08  ACTION BY THE BOARD

      The board shall manage the business and affairs of the Corporation. Subject to the Articles, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on the resolution at a meeting of the board. Where there is a vacancy in the board, a quorum of directors may exercise all the powers of the board.

4.09  MEETING BY TELEPHONE

      A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communications facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed to be present at the meeting.

4.10  CALLING OF MEETINGS

      (1) Unless all directors waive their right to notice or otherwise agree, the secretary or a director will give not less than twenty-four hours notice of any meeting of Directors. Any director may requisition a meeting of Directors by giving notice. In addition to notices sent out pursuant to Clause 13.01 herein, notice may be delivered to a director at his or her usual business address during normal business hours (in which case, such notice will be deemed to have been received upon delivery), or by e-mail to an e-mail address given by the Director to the Company.

      (2) A Notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified including any proposal to:

      (a) submit to the shareholders any question or matter requiring approval of the shareholders;

      (b) fill a vacancy among the directors or in the office of auditor;

      (c) issue securities;

      (d) declare dividends;

      (e) purchase, redeem or otherwise acquire shares of the corporation;

      (f) pay a commission for the sale of shares of the Corporation;

      (g) approve a management proxy circular;

      (h) approve any annual financial statements; or

      (i) adopt, amend or repeal by-laws.

      (3) A director may in any manner waive notice of or otherwise consent to the meeting of the board; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.11  FIRST MEETING OF NEW BOARD

      Provided a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.

4.12  ADJOURNED MEETING

      Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.13  REGULAR MEETING

      The board may from time to time appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, or forthwith after such director's appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

4.14  CHAIRMAN

      The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.15  VOTES TO GOVERN

      At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.16  REMUNERATION AND EXPENSES

      The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.


                                  SECTION FIVE
                                   COMMITTEES

5.01  COMMITTEE OF DIRECTORS

      The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

5.02  TRANSACTION OF BUSINESS

      The powers of a committee of directors may be exercised by meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on the resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03  PROCEDURE

      Unless otherwise determined by the board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.


                                   SECTION SIX
                                    OFFICERS

6.01  APPOINTMENT

      Subject to the Articles the board may from time to time appoint a president, a secretary and such other officer or officers as the board may determine, including one or more assistants to any of the officers so appointed. The chairman of the board and the president are required to be directors. One person may hold more than one office. The board may specify the duties of, and, in accordance with this by-law and subject to the Act, delegate powers to manage the business and affairs of the Corporation to such officers.

6.02  CHAIRMAN OF THE BOARD

      The chairman of the board, if any, or in his or her absence, the president, shall preside as chairman at every meeting of the directors, or if there is no chairman of the board or neither the chairman of the board nor the president is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman or, if the chairman of the board if any, and the president have advised the secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

6.03  PRESIDENT

      If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he or she shall, subject to the Act have such other powers and duties as the board may specify.

6.04  SECRETARY

      The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose in minutes of all proceedings there at; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall, subject to the Act, have such other powers and duties as the board or the chief executive officer may specify.

6.05  POWERS AND DUTIES OF OTHER OFFICERS

      The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement shall for or as the board or (except for those powers and duties are specified only by the board) the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.06  VARIATION OF POWERS AND DUTIES

      The board and (except as aforesaid) the chief executive officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.07  TERM OF OFFICE

      The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed or until his or her earlier resignation.

6.08  TERMS OF EMPLOYMENT AND REMUNERATION

      The terms of employment and the remuneration of officers appointed by the board shall be settled by the board from time to time.

6.09  AGENTS AND ATTORNEYS

      The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to subdelegate) as may be thought fit.

6.10  FIDELITY BONDS

      The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.


                                  SECTION SEVEN
                       CONFLICT OF INTEREST AND PROTECTION
                        OF DIRECTORS, OFFICERS AND OTHERS

7.01  CONFLICT OF INTEREST

      A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.02  LIMITATION OF LIABILITY

      Subject to the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for the joining in any receipt or act for conformity, or for any loss or damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealing with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly and in good faith with a view to the best interest of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.03  INDEMNITY

      Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

      (a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and

      (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

7.04  INSURANCE

      The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any director or officer as such against any liability incurred by him.


                                  SECTION EIGHT
                                     SHARES

8.01  ALLOTMENT

      Subject to the Articles the board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such time and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02  COMMISSIONS

      The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his or her purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchaser(s) for such shares.

8.03  SECURITIES REGISTER

      The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

      (a) the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder,

      (b) the number of securities held by each security holder, and

      (c) the date and particulars of the issue and transfer of each security.


8.04  TRANSFER AGENTS AND REGISTRARS

      The board may from time to time appoint one or more trust companies as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his or her functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.05  REGISTRATION OF TRANSFER

      Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his or her attorney or successor duly appointed, together with such reasonable assurances or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the Articles and upon satisfaction of any lien referred to in Clause 8.11.

8.06  NON-RECOGNITION OF TRUSTS

      Subject to the provisions of the Act, the Corporation may treat as the absolute owner of a share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07  SHARE CERTIFICATES

      Every holder of one or more shares of the Corporation shall be entitled, at his or her option, to a share certificate, or to a non-transferable written acknowledgement of his or her right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one other signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signatures appears thereon no longer holds office at the date of issue of the certificate.

8.08  REPLACEMENT OF SHARE CERTIFICATE

      The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of a reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09  JOINT SHAREHOLDERS

      If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such person may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10  DECEASED SHAREHOLDER

      In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.11  LIEN FOR INDEBTEDNESS

      If the Articles provide that the Corporation has a lien on shares registered in the name of a shareholder or his or her legal representative for a debt of that shareholder to the Corporation, such lien may be enforced, subject to the Act and to any other provision of the Articles by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.


                                  SECTION NINE
                              DIVIDENDS AND RIGHTS

9.01  DIVIDENDS

      Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the

Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02  DIVIDEND CHEQUES

      A dividend payable in cash shall be paid by cheque drawn on the Corporation's banks or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03  NON-RECEIPT OF CHEQUES

      In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement or expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or any particular case.

9.04  RECORD DATE FOR DIVIDENDS AND RIGHTS

      The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than seven days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05  UNCLAIMED DIVIDENDS

      Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.


                                   SECTION TEN
                             MEETING OF SHAREHOLDERS

10.01 ANNUAL MEETINGS

      Subject to the Act, the annual meeting of shareholders shall be held at such time in each year as the board may from time to time determine, for the purpose of consideration of the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS

      The board shall have power to call a special meeting of shareholders at any time.

10.03 PLACE OF MEETINGS

      Subject to the Articles of the Corporation, meetings of the shareholders shall be held at that place determined by the directors.

10.04 NOTICE OF MEETINGS

      Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 RECORD DATE FOR NOTICE

      The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, a record date for the determination of the shareholders entitled to notice of meeting, provided that if the Corporation is a distributing corporation notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.06 LIST OF SHAREHOLDERS ENTITLED TO NOTICE

      (1) The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number and class of shares held by each shareholder,


      (a) if a record date with respect to such meeting is fixed under Section 10.05, not later than ten days after that date; or


      (b) if no record date with respect to such meeting is so fixed,

          (i) at the close of business on the day immediately preceding the day on which notice is given, or,

          (ii) where no notice is given, the day on which such meeting is held.

      (2) A shareholder may examine any list of shareholders prepared under subsection (1) of this Section

          (a) during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained; and

          (b)  at the meeting of shareholders to which the list relates.

10.07 MEETINGS WITHOUT NOTICE

      A meeting of shareholders may be held without notice at any time and place permitted by the Act:

      (a) if all shareholders entitled to vote thereat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and

      (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside the Yukon Territory, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 CHAIRMAN AND SECRETARY

      (1) The chairman of the board or, in his or her absence, the president of the Company, will preside as chairman at every meeting of shareholders.

      (2) If, at any meeting:

      (a) there is no chairman or president;

      (b) the chairman or president is not present within fifteen minutes after the time appointed for holding the meeting; or

      (c) the chairman or president is unwilling to act as chairman,

the shareholders present may choose a chairman for the meeting.

      (3) If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.09 PERSONS ENTITLED TO PRESENT

      The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with consent of the meeting.

10.10 QUORUM

      Shareholders personally present or represented by proxy, being not less than two (or, if the Corporation has only one shareholder, one), and who hold or represent by proxy in the aggregate not less than one-twentieth of the issued capital of the Corporation entitled to vote, constitute a quorum for the transaction of business at any meeting of shareholders. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business until a quorum is present.

10.11 RIGHT TO VOTE

      Every person named in the list referred to in Clause 10.06 shall be entitled to vote the shares shown thereon opposite his or her name at the meeting to which such list relates, except to the extent that:


      (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his or her shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his or her shares after the date on which such list is prepared, and


      (B) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, has demanded not later than 10 days before the meeting that his or her name be included in such list.


In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.06, subject to the provisions of the Act and this by-law as to proxies and representative, at any meeting of shareholders every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12 PROXIES AND REPRESENTATIVES

      Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternately, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholders behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.13 TIME FOR DEPOSIT OF PROXIES

      The board may specify in a notice calling a meeting of shareholders a time, preceding, the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.


10.14 JOINT SHAREHOLDERS

      If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.15 VOTES TO GOVERN

      At any meeting of shareholders every question shall, unless otherwise required by the Articles or by-laws, be determined by the majority of the votes cast on the question. In the case of an equality of votes either upon show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 SHOW OF HANDS

      Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima faci evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 BALLOTS

      On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at a meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 ADMISSION OR REJECTION OF A VOTE

      In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.19 ADJOURNMENT

      If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20 RESOLUTION IN WRITING

      A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

10.21 ONLY ONE SHAREHOLDER

      Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.


                                 SECTION ELEVEN
                            DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS

      The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 NAME OF DIVISION

      Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.

11.03 OFFICERS OF DIVISION

      From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his or her pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officer of the Corporation.


                                 SECTION TWELVE
                      INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.


12.02 The Directors, may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what

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                                      -18-


circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of Directors or by a resolution of the shareholders.


                                SECTION THIRTEEN
                                     NOTICES

13.01 METHOD OF GIVING NOTICES

                  Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her recorded address or if mailed to him at his or her recorded address by prepaid ordinary or air mail or if sent to him at his or her recorded address by any means of prepaid transmitted or recorded communication including facsimile transmission. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02 NOTICE TO JOINT SHAREHOLDERS

      If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03 COMPUTATION OF TIME

      In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04 UNDELIVERED NOTICES

      If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

13.05 OMISSIONS AND ERRORS

      The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at the meeting held pursuant to such notice or otherwise founded thereon.

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                                      -19-

13.06 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW

      Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

13.07 WAIVER OF NOTICE

      Any shareholder (or his or her duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the by-laws or otherwise and such waiver or abridgment shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver or notice of a meeting of shareholders or of the board which may be given in any manner.


                                SECTION FOURTEEN
                            EFFECTIVE DATE AND REPEAL

14.01 EFFECTIVE DATE

      This by-law shall come into force when made by the board in accordance with the Act.

14.02 REPEAL

      All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any Articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

      MADE BY the board the ______ day of _________________, 2002.



-------------------------------------
ROBERT RUDMAN,
President, Chairman, Chief Executive Officer and a Director

CONFIRMED by the shareholders in accordance with the Act the ______ day of ___________, 2002.



-------------------------------------
JEFF FINKELSTEIN,
Chief Financial Officer and Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMARTIRE SYSTEMS INC.

Date: November 12, 2002

By:


/s/ Jeff Finkelstein
---------------------------
Jeff Finkelstein
Chief Financial Officer